THE EXPLORATION EQUIPMENT SUPPLIER TM
February 1, 2011
VIA EDGAR AND FACSIMILE
Mr. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	Mitcham Industries, Inc. Form 10-K for the year ended January 31, 2010 filed April 19, 2010 Form 10-Q for the quarter ended October 31, 2010 filed December 8, 2010 File No. 0-25142
Dear Mr. Cash:
          On January 19, 2011, Mitcham Industries, Inc. (the “Company”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the fiscal year ended January 31, 2010 (the “2010 Form 10-K”) and Form 10-Q for the quarter ended October 31, 2010 (the “Form 10-Q”).
          The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter.
Form 10-K for the year ended January 31, 2010
Item 7 Management’s Discussion and Analysis of financial Condition and Results of Operations
Overview, page 21
1.	We note your disclosure in footnote (1) to your operating information that EBITDA and Adjusted EBITDA are important for assessing your performance and as indicators of your ability to make capital expenditures, service debt and finance working capital requirements and that these measures allow investors to meaningfully trend and analyze performance of your core cash operations. Based on these disclosures it appears that you are not only utilizing these measures as performance measures, but also as liquidity measures. If you are using these measures as liquidity measures, please revise future disclosures to clearly state
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

such and reconcile the measures to the most comparable liquidity measure, operating cash flow. If you are not using these measures as liquidity measures, please revise your future disclosures to remove references to cash liquidity. Please provide to us your proposed future disclosures.
In future filings, we will revise our discussion of EBITDA and Adjusted EBITDA as follows:

“Management monitors EBITDA and Adjusted EBITDA, both as defined in the following table, as key indicators of our overall performance and liquidity.”

We will also include a reconciliation of EBITDA to Cash flows from operating activities following the reconciliation of EBITDA and Adjusted EBITDA to Net income. The reconciliation for the years ended January 31, 2010 and 2009 is as follows:

	Year Ended January 31,
	2010	2009
Net cash provided by operating activities	$14,085	$17,618
Stock-based compensation	(1,401)	(2,185)
Provision for doubtful accounts	(1,378)	(2,897)
Changes in trade accounts and contracts receivable	4,995	1,310
Interest paid	627	306
Taxes paid	3,209	4,574
Gross profit from sale of lease pool equipment	755	1,498
Changes in contract revenues in excess of billings	(1,704)	1,787
Changes in inventory	754	(1,282)
Changes in accounts payable, accrued expenses and other current liabilities	836	7,289
Other	(984)	318

EBITDA	$19,794	$28,336
          We will revise the footnote following the reconciliations of net income to EBITDA and net cash provided by operating activities as follows:
(1)	EBITDA is defined as net income (loss) before (a) interest income, net of interest expense, (b) provision for (or benefit from) income taxes and (c) depreciation, amortization and impairment. Adjusted EBITDA excludes stock-based compensation. We consider EBITDA and Adjusted EBITDA to be important indicators for the performance of our business, but not measures of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We have included these non-GAAP financial measures because management utilizes this information for assessing our performance and liquidity, and as indicators of our ability to make capital expenditures, service debt and finance working capital requirements. The covenants of our revolving credit agreement require us to maintain a minimum level of EBITDA. Management believes that EBITDA and Adjusted EBITDA are measurements that are commonly used by analysts and some investors in evaluating the performance and liquidity of companies such as us. In particular, we believe that it is useful to our analysts and investors to understand this relationship because it excludes transactions not related to our core cash operating activities. We believe that excluding these transactions allows investors to meaningfully trend and analyze the performance of our core cash operations. EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under GAAP and should not be considered in isolation or as alternatives to cash flow from operating activities or as alternatives to net income as indicators of operating performance or any other measures of performance derived in accordance with GAAP. In evaluating our performance as measured by EBITDA, management recognizes and considers the limitations of this measurement. EBITDA and Adjusted EBITDA do not reflect our obligations for the payment of income taxes, interest expense or other obligations such as capital expenditures. Accordingly, EDITDA and Adjusted EBITDA are only two of the measurements that management utilizes. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do and EBITDA and Adjusted EBITDA may not be comparable with similarly titled measures reported by other companies.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

Critical Accounting Policies
Revenue Recognition, page 33
2.	With a view toward future disclosure, please clarify whether you have multiple element arrangements. If so, expand your disclosures to address your accounting for these arrangements. In this regard, we note that you design, manufacture and sell seismic equipment and your disclosure on page 25 which indicates that you provide on-going support activities. If appropriate, please also discuss how you have established fair value for each of your elements. Please refer to ASC Topic 605-25.
We do not have multiple element arrangements, other than providing limited, twelve-month support at no additional cost for certain systems that we sell. The value of the support services for the systems sold in fiscal 2011 is immaterial, less than $100,000. This value is determined by the amount we routinely charge for twelve-month support contracts. Our costs to provide these support services are de-minimus. On-going support activities are provided pursuant to separate and distinct service contracts or on an ad hoc basis. Revenue from service contracts is recognized over the term of the contract. Revenue from ad hoc services is recognized as those services are performed. Revenue from support activities has not been material to date; however, should they become more significant we will revise disclosures in future periods to clarify the nature of these activities and the accounting for them. Such disclosures would include the following:

“We provide on-going support services pursuant to support contracts that generally have a term of 12 months. We recognize revenue from these contracts over the term of the contract. In some cases we will provide support services on a time and material basis. Revenue from these arrangements is recognized as the services are provided. For certain new systems that we sell, we will provide support services for up to 12 months at no additional charge. Any amounts attributable to these support obligations are immaterial.”
Long-Lived Assets, page 33
3.	We note that demand for your lease-pool assets has declined in the periods presented. In future filings, please expand your disclosures to provide a more specific and comprehensive discussion of the changes in circumstances which would cause you to perform an impairment analysis of your long-lived assets. Also, please disclose whether you were required to perform an impairment analysis during any of the periods presented.
In future filings, we will revise the disclosures regarding Seismic Equipment Lease Pool in Note 1 to our Consolidated Financial Statements as follows:

“The Company annually assesses its seismic equipment lease pool for potential impairment. This analysis compares the estimated future undiscounted cash flows to be generated by these assets to the carrying value of the seismic equipment lease pool. Such analysis indicated that no impairment was required during fiscal [2011], 2010 or 2009. Additionally, the Company assesses the need for
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

impairment of its seismic equipment lease pool upon changes in circumstances which might indicate the carrying value of the assets is not recoverable. Such changes in circumstances might include a material decline in the demand for and cash flow generated by the equipment or technological advances that renders a portion of the equipment obsolete. See Part 1 — Item 1A — Risk Factors.”
Goodwill and Other Intangible Assets, page 34
4.	We note that your results of operations could be adversely affected as a result of goodwill impairments. Please tell us what your reporting units are and how you determined them and to the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:
•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your income approach that materially deviates from your historical results, please include a discussion of these assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.

Please refer to Item 303 of Regulation S-K.
As disclosed on page 34, all of our goodwill relates to our Seamap segment. We have determined that the Seamap segment is the reporting unit. While the Seamap segment operates through two legal entities, all operations of the segment are homogenous and are managed and reviewed on a combined basis. We acquired both of the legal entities in the same transaction which gave rise to our goodwill. As of January 31, 2010, the date of the most recent step-one test, the estimated fair value of this reporting unit exceeded its carrying value by approximately 54%. In future filings we will revise the disclosure regarding goodwill and other intangible assets as follows:
“Goodwill and Other Intangible Assets
We carry our amortizable intangible assets at cost, net of accumulated amortization. Amortization is computed on a straight-line method over the estimated life of the asset. Currently, proprietary rights are amortized over a 12.5 to 15-year period, while covenants-not-to-compete are amortized over a three-year period. The basis for the proprietary right lives are generally based upon the results of valuation reports commissioned from third parties. Covenants-not-to-compete are amortized over the term of the
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

contract. Goodwill is not subject to systematic amortization, but rather is tested for impairment annually.
     Under ASC 350, Intangibles-Goodwill and Other, we perform an impairment test on goodwill and other intangibles on an annual basis and at any time circumstances indicate that an impairment may have occurred. Impairment testing compares the carrying amount of the goodwill and other intangible assets with their fair value. When the carrying value of the goodwill and other intangible assets exceeds its fair value, an impairment charge is recorded.
     All of our goodwill and other intangible assets relate to our Seamap segment and we have determined that our Seamap segment is the reporting unit for purposes of impairment testing. Accordingly, we estimate fair value based upon estimated discounted cash flows of that segment. As of January 31, 2010, goodwill amounted to $[   ]. The estimated fair value of the reporting unit exceeded its carrying value by approximately [   ]%.
     In performing the analysis of discounted cash flows, we projected cash flow from the Seamap segment for the next four fiscal years. To determine the value of cash flows beyond the fourth year, we applied a terminal value which is expressed as a multiple of the fourth year’s cash flow. These cash flow streams are then discounted using our estimated cost of capital. The key variables utilized in this analysis are (i) the level of projected cash flows, including the growth rate for the cash flows, (ii) the terminal value applied to the estimated cash flows and (iii) our cost of capital. The sensitivity of the estimated fair value to changes in these assumptions is indicated in the following table:

Variable	Decrease in Fair Value
10% decrease in projected annual cash flow	$	[2.7] million
33% decrease in terminal value applied to the estimated fourth year cash flow	$	[2.9] million
100 basis point increase in cost of capital	$	[710,000]
     These changes in assumptions, individually and in the aggregate, would not have altered our conclusion that there was no impairment of our goodwill and other intangible assets as of January 31, 2010. The level of projected cash flows used in this analysis is consistent with historical results. However, any developments or circumstances that would adversely impact the results of our Seamap segment could have a negative effect on the estimated fair value. Such developments could include a material decline in the demand for marine seismic equipment or other risk factors affecting our Seamap segment. See Part 1- Item 1A- Risk Factors.”
Notes to the Consolidated Financial Statements
11. Income Taxes, page F-15
5.	We note your disclosure on page F-16 indicating that you had Canadian net operating loss carryforwards that begin to expire in 2011 and your disclosure on page 8 which indicates that your Canadian revenues have decreased significantly. Please explain to us and include in future disclosures the evidence which led you to conclude that these net operating loss carryforwards are realizable.
In accordance with ASC 740-10-25-17.A, we have measured the deferred tax asset related to the loss carryforward on a basis consistent with that used in determining tax liabilities for uncertain tax positions. The table on page F-16 detailing the components of the deferred tax assets indicates a gross deferred tax asset of $1,407,000 which relates primarily to the Canadian net operating loss
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

carryforward. Offsetting this amount in the same table is $1,369,000 related to uncertain tax positions, which relates exclusively to the items giving rise to the Canadian net operating loss carryforward. We will revise the disclosures in future filings to make clear the relationship among these matters. In future filings we will revise the disclosure to clarify the relationship among these matters as follows:
“...The Company had Canadian net operating loss carryforwards of approximately $4,909,000 (Canadian $5,228,000) as of January 31, 2010. The Canadian net operating losses will begin to expire in 2011. No deferred tax asset related to this item is presented in the accompanying consolidated balance sheets as the deductions giving rise to the net operating loss carryforward are subject to an uncertain tax position and any deferred tax asset has been valued in light of these positions.
...The Company’s Canadian income tax returns for the years ended January 31, 2004, 2005 and 2006 have been examined by Canadian tax authorities. Assessments for those years and for the effect of certain matters in subsequent years totaling approximately $7,400,000 have been issued. The issues involved relate primarily to the deductibility of depreciation charges and whether those deductions should be taken in Canada or in the United States. Accordingly, the Company has filed requests for competent authority assistance with the Canadian Revenue Agency (“CRA”) and with the IRS seeking to avoid potential double taxation. In addition, the Company has filed a protest with the CRA and the Province of Alberta. In connection with this protest the Company was required to make a prepayment of approximately $2,600,000 against the assessment. These items are contemplated in the Company’s tax liability for uncertain tax positions.”
14. Segment Reporting, page F-20
6.	Please provide to us a tabular presentation of your reconciliation of Segment to Consolidated Income (loss) before taxes for all periods presented and in future filing please ensure that all significant reconciling items are separately identified and described. Please refer to ASC Topic 280-10-50-30.
The reconciliation of income (loss) before taxes is as follows (in thousands):

	Year ended January 31,
	2010	2009	2008
Equipment Leasing	$(4,293)	$9,452	$15,422
Seamap	5,832	226	1,562
Reconciling items:
Elimination of (profit) loss from inter-company sales	19	(158)	(57)
Foreign exchange (gain) loss on inter-company transactions of a long-term investment nature	(914)	2,600	—
Other	(5)	35	—

Consolidated	$639	$12,155	$16,927

In future filings we will include a similar reconciliation to ensure that all significant reconciling items are separately identified and described.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

Form 10-Q for the quarter ended October 31. 2010
Notes to the Condensed Consolidated Financial Statements
4. Acquisition, page 4
7.	We note that your acquisition of AES resulted in a bargain purchase gain. Please provide to us a more comprehensive discussion explaining how you determined that this gain is appropriate. Please refer to ASC Topic 805-30-25-4.
As indicated in Note 4 to our Condensed Consolidated Financial Statements, we utilized the services of an independent appraisal company, BVA Group LLC (“BVA”), to assist us in assessing the fair value of the assets and liabilities acquired. This assessment included an evaluation of the fair value of the seismic equipment lease pool assets acquired and the fair value of the intangible assets acquired based upon the expected cash flows from the assets acquired. It should be noted that the transaction included a provision for contingent consideration based on the future revenues of AES and that the fair value of this liability was determined based upon information included in estimation of the fair value of the assets acquired.
Upon the initial determination that the transaction had resulted in a bargain purchase, management and BVA reviewed the assets and liabilities acquired and the assumptions utilized in estimating their fair values. Certain revisions were made to these estimates, which resulted in a reduction in, but not the elimination of, the gain from bargain purchase. Further revisions to the estimates were not deemed to be appropriate.
Management then undertook a review to determine what factors might contribute to a bargain purchase and if it were reasonable for a bargain purchase to occur. In this review, Management noted that at the time the transaction was negotiated with the owners of AES, the oil services industry had recently experienced a decline and there was uncertainty remaining as to the speed or depth of a recovery. This situation was particularly difficult on very small companies, such as AES, who had very limited access to capital and liquidity. Furthermore, it appeared to Management that the owners of AES were very motivated to complete a transaction for personal financial reasons. Finally, Management noted that there was a very limited market for companies such as AES. Indeed, the owners of AES had indicated during negotiations that they had held discussions with only one other potential buyer and that there were substantial doubts as to the ability of that party to complete a transaction in a timely manner, if at all. Based upon all of these factors, Management concluded that the occurrence of a bargain purchase was reasonable.
6. Balance Sheet, page 6
8.	Your disclosure indicates that you still in the process of repossessing equipment related to a defaulted contract receivable. Please tell us and disclose in future filings the status of this repossession and when you expect the process to be complete. Due to the length of time it has taken for the repossession, please tell us whether you have reassessed the value of the equipment.
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

We completed the repossession of this equipment in December 2010. We have reassessed the value of the equipment periodically, as it is identical to other equipment in our lease pool of seismic equipment. We are in the process of completing the accounting for this repossession and will include the effect of differences, if any, in the recovered value as compared to our previous estimates of recoverable value in the quarter ended January 31, 2011. We will include disclosures regarding the resolution of this matter in our Form 10-K for the year ended January 31, 2011.
Liquidity and Capital Resources, page 20
9.	We note that you have extended the terms on your revolving credit facility which is now due May 31, 2012 and you have increased the limit to $35 million. We also note that you may convert outstanding balances on your credit facility to 48-month notes. If you expect to utilize this option, please discuss the impacts it may have on your liquidity and your results, including interest expense. Additionally, please revise future annual and quarterly filings to disclose and discuss average borrowing levels under your credit facility during each period presented.
In future filings, we will include about our revolving credit facility and ability to convert outstanding balances into 48-month notes as follows:
“Under the terms of our revolving credit facility we may convert any outstanding balances into a series of 48-month notes. We do not currently anticipate utilizing this option, but if we were to do so we would be required to make monthly payments to amortize these notes. As of [January 31, 2011] there was $[   ] outstanding under this facility. If we were to convert this entire amount into 48-month notes, our required monthly principal payments would be approximately $[   ]. We would also be required to make monthly interest payments based on the remaining outstanding principal balance and the prime rate plus 50 basis points.
Our average borrowing levels under our revolving credit facility for each of the years ended January 31, 2011, 2010 and 2009 were $[   ], $[   ] and $[   ], respectively.”
MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com

          In connection with our response to your comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at 281.353.4475.

Very truly yours, MITCHAM INDUSTRIES, INC.
By:	/s/ Robert P. Capps
Robert P. Capps
Executive Vice President and Chief Financial Officer

MITCHAM INDUSTRIES INC.
P.O. Box 1175 Huntsville, Texas 77342-1175 USA
HUNTSVILLE: +1 936.291.2277 HOUSTON: +1 281.353.4475 FAX: +1 936.295.1922 EMAIL: sales@mitchamindustries.com
www.mitchamindustries.com